

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

January 26, 2011

Edward J. Gildea
Chief Executive Officer
Converted Organics Inc.
137A Lewis Wharf
Boston, MA 02110

>   **Re:     Converted Organics Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 23, 2010**

Dear Mr. Gildea:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor